NEWS RELEASE
TSX Trading Symbol: BZA
Frankfurt Symbol: AB2

HIGHEST NICKEL GRADES TO DATE (1.9% NICKEL) PLUS FIRST
PLATINUM GROUP ASSAYS

July 11, 2007 - American Bonanza Gold Corp. (TSX: BZA) (“Bonanza”) reports the highest nickel assay yet drilled at the (100% owned) Fenelon nickel project, in drill hole FA07-306. Drill hole FA07-306 is the first hole to test the dip extent of the 2.1 kilometer long nickel rich horizon, and is the final hole in the current Phase II drill campaign.

Hole FA07-306 was drilled in the Northern Nickel Zone, and was designed to encounter the target nickel rich horizon approximately 60 meters down dip from previously announced drill hole FA06-284. Drill hole FA07-306 encountered the target horizon as planned, and returned a high grade seam within a thick low grade zone: 1.9% nickel over 0.3 meters, within 12 meters grading 0.16% nickel. This style of mineralization has been observed in several drill holes at Fenelon, and is a characteristic of the orebodies in the Kambalda type locality. Bonanza news release dated May 22, 2007 describes the Kambalda type nickel deposits and the encouraging signs found at Fenelon.

Drill hole FA06-284 was drilled during 2006, and as previously announced contains 14.0 meters grading 0.43% nickel, which contains three (3) 0.5 meter zones grading 1.7% nickel, 1.6% nickel and 1.6% nickel. Drill hole FA07-305 is 700 meters southeast of FA06-284 along strike, and contains 14.2 meters grading 0.24% nickel, including a 0.5 meter zone grading 1.4% nickel, and a 20.0 meter zone grading 0.15% nickel. Drill hole FA07-307 is 100 meters northwest of FA06-284 along strike, and is the last hole drilled in this direction, containing 22.4 meters grading 0.12% nickel and another 11.0 meter zone grading 0.18% nickel. The mineralization remains open to the northwest and southeast.

Platinum and palladium assays for select portions of drill holes FA06-273, FA06-284, and FA06-285 are complete and show a strong correlation between nickel and platinum and palladium. Maximum PGE grades were encountered in FA06-284 from 405.72 to 406.22 meters depth, where the 1.7% nickel is associated with 0.6 grams per tonne platinum and 1.1 grams per tonne palladium.

HOLE-ID	FROM	TO	Meters	Ni (%)	Pt (g/t)	Pd (g/t)
FA-06-284	390	391	1.0	0.23%	0.06	0.10
FA-06-284	391	392	1.0	0.22%	0.06	0.09
FA-06-284	393	394	1.0	0.28%	0.09	0.15
FA-06-284	394	394.5	0.5	1.57%	0.27	0.63
FA-06-284	395.7	396.9	1.2	0.21%	0.06	0.11
FA-06-284	396.9	397.4	0.5	1.60%	0.24	0.90
FA-06-284	405.72	406.22	0.5	1.70%	0.61	1.14
FA-06-284	411.03	411.6	0.6	0.59%	0.12	0.24
FA-06-285	384.43	385	0.6	0.24%	0.03	0.15
FA-06-285	445.75	446.43	0.7	0.53%	0.08	0.20
FA-06-285	446.43	447.11	0.7	0.54%	0.11	0.19
FA-06-285	447.11	447.7	0.6	0.81%	0.10	0.27

FA-06-273	112.37	112.87	0.5	0.47%	0.09	0.09
FA-06-273	201.34	201.84	0.5	0.22%	0.12	0.26
FA-06-273	105.56	106.46	0.9	0.25%	0.04	0.06
FA-06-273	150.05	151.25	1.2	0.21%	0.05	0.07

Drilling has identified two zones with strong nickel mineralization in massive sulfide horizons. The southern zone is 1.3 kilometers long and the northern zone is 800 meters long, approximately one kilometer to the north. Two rounds of exploration drilling have been completed. All drilling has focused on the strike extent of the nickel mineralization that is located between 100 meters and 300 meters from surface. Drilling up dip and down dip has yet to be completed, and the targets remain open everywhere in these directions.

A total of six holes with a combined length of 3,459 meters were completed in the current drilling program at the Fenelon nickel targets, with all holes encountering nickel mineralization. The currently announced core holes were drilled at high angles to the expected mineralized zone, and therefore represent a close approximation of the true width. The drill hole intercepts are not true width but reflect the cored thickness through mineralized zones.

Bonanza also completed additional down hole geophysics during 2007 that has better defined the extent, magnitude and location of previous geophysical anomalies. These data will help guide further drilling to further define the exciting potential of these nickel targets. Additional follow up drilling is planned as soon as weather permits.

About Bonanza

Bonanza is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

Qualified Person

The Fénélon Project is managed by Bonanza’s Michel Le Grand, P. Geo. (OGQ), a Qualified Person as defined by National Instrument 43-101 guidelines. All assaying and whole rock geochemistry is processed at the ALS-Chemex laboratory in Val-d’Or (Quebec). A Quality Assurance and Quality Control Assay Protocol has been implemented. This Press Release has been prepared and revised under the supervision of Aline Leclerc, Manager for Bonanza.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call:
Longview Capital Partners
Attention: Michael Rodger
Phone: 604-681-5755

OR:
Susan L. Wilson, Corporate Communications
Phone: 604-688-7508
Email: info@americanbonanza.com